Supplement dated November 25, 2025, to the Annual Notice dated May 1, 2025, for

Protective Dimensions II and Protective Dimensions III variable annuity contracts issued by Protective Life Insurance Company
Protective Variable Annuity Separate Account

Supplement dated November 25, 2025, to the Annual Notice dated May 1, 2025, for

Protective Variable Annuity NY B Series, L Series, and C Series (for contracts issued before July 15, 2013)

and Protective Variable Annuity NY B Series, L Series, and C Series (for contracts issued on or after

July 15, 2013) contracts issued by Protective Life and Annuity Insurance Company

Variable Annuity Account A of Protective Life

This Supplement amends certain information in your variable annuity contract Annual Notice. Please read this Supplement carefully and keep it with your Annual Notice for future reference.

The “Portfolio Company – Investment Adviser; Sub-Adviser(s), as applicable” section of the table in the “APPENDIX: INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT" section of the Annual Notice is amended so as all references to Invesco Asset Management Limited are hereby deleted in the following fund:

Invesco® V.I. Global Real Estate Fund - Series II

If you have any questions regarding this Supplement, please contact your investment professional or us toll free at 1-800-456-6330. Please keep this Supplement for future reference.